Pruco Life Insurance Company of New Jersey                             Thomas C. Castano
                                                                       Vice President and Corporate Counsel
                                                                       Law Department

                                                                       Pruco Life Insurance Company of New Jersey
                                                                       213 Washington Street
                                                                       Newark, NJ 07102-2992
                                                                       (973) 802-4708 fax: (973) 802-9560

                                                                       November 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:      Pruco Life of New Jersey Variable Appreciable Account - CIK No. 0000741313
              Request for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File No. 333-117796.

Ladies and Gentlemen:

Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form N-6 was filed and accepted on November 4, 2004
(Accession No. 0000741313-04-000062).   This amendment was inadvertently filed with cover letters requesting the incorrect date of effectiveness.

On behalf of the Pruco Life of New Jersey Variable Appreciable Account, we request withdrawal of the above-referenced Pre-Effective
Amendment No. 1 to Registration Statement on Form N-6, File No. 333-117796 pursuant to Rule 477(a) under the Securities Act of 1933.
This request is filed prior to the effective date of such amendment; and no securities were sold in connection with, or in reliance on, such amendment.

                                                              Sincerely,

                                                              /s/____________________________
                                                              Thomas C. Castano
                                                              Pruco Life Insurance Company of New Jersey

via EDGAR